UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Electro-Sensors, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
285233 10 2
(CUSIP Number)
Patricia N. Peterson 6005 Erin Terrace, Edina, MN 55439 612-799-8994
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285233 10 2

1	names of reporting persons
Patricia N. Peterson
2	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	sec use only

4	source of funds (see instructions)
OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
U.S.A.
NUMBER OF	7	sole voting power
SHARES		364,768
BENEFICIALLY	8	shared voting power
OWNED BY		0
EACH	9	sole dispositive power
REPORTING		364,768
PERSON	10	shared dispositive power
WITH		0
11	aggregate amount beneficially owned by each reporting person
364,768
12	check if the aggregate amount in row (11) excludes certain shares (see instructions) ☐
13	percent of class represented by amount in row (11)
10.6% (1)
14	type of reporting person (see instructions)
IN

(1) The percentage is based upon 3,428,021 shares of common stock outstanding as of November 13, 2023, as reported by the Issuer in its latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 14, 2023.

Page 2 of 5 Pages

Explanatory Note:

The shares covered by this Schedule 13D were acquired from the Estate of Nancy P. Peterson by operation of law in accordance with the will of Nancy P. Peterson or otherwise pursuant to the laws of descent and distribution as previously reported on a Form 3 filed in 2021.

Item 1.                  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.10 per share, of Electro-Sensors, Inc. (the “Issuer”), 6111 Blue Circle Drive, Minnetonka, Minnesota 55343.

Item 2.                  Identity and Background.

(a)         This Schedule 13D is filed by Patricia N. Peterson (the “Reporting Person”).

(b)         The Reporting Person resides at 6005 Erin Terrace, Edina, MN 55439.

(c)         The Reporting Person is retired.

(d)         Whether or not, during the last five years, Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

☒  I confirm no convictions.

☐  __________________________________________________________

_____________________________________________________________

(e)         Whether or not, during the last five years, Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

☒  I confirm I have not been a party to these types of violations.

☐  __________________________________________________________

_____________________________________________________________

(f)           ☒  I am a citizen of the United States of America.

Item 3.                  Source and Amount of Funds or Other Consideration.

The shares covered by this Schedule 13D were acquired from the Estate of Nancy P. Peterson by operation of law in accordance with the will of Nancy P. Peterson or otherwise pursuant to the laws of descent and distribution.

Page 3 of 5 Pages

Item 4.                  Purpose of Transaction.

The shares covered by this Schedule 13D were acquired from the Estate of Nancy P. Peterson by operation of law in accordance with the will of Nancy P. Peterson or otherwise pursuant to the laws of descent and distribution.

Item 5.                  Interest in Securities of the Issuer.

(a)         The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 on the cover page to this Schedule 13D are incorporated herein by reference.

(b)         The responses of the Reporting Person with respect to rows 7, 8, 9, 10, 11, 12 and 13 on the cover page to this Schedule 13D are incorporated herein by reference.

(c)         Except as described herein, the Reporting Person has not had any transactions in the common stock, par value $0.10 per share, of the Issuer during the past 60 days.

(d)         Not applicable

(e)         Not applicable

Item 6.                  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.                  Material to be Filed as Exhibits.

None.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024
/s/ Patricia N. Peterson
By: Patricia N. Peterson

Page 5 of 5 Pages